OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-32209

CUSIP NUMBER
94946T106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WellCare Health Plans, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

8725 Henderson Road, Renaissance One
Address of Principal Executive Office (Street and Number)

Tampa, Florida  33634
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Quarterly Report on Form 10-Q of WellCare Health Plans, Inc. (the “Company”) for the quarter ended March 31, 2008, could not be filed with the Securities and Exchange Commission on a timely basis in light of the circumstances described below.

As previously disclosed, on October 24, 2007, certain federal and state agencies executed a search warrant at the headquarters of the Company in Tampa, Florida.  In a press release issued the same day, the U.S. Attorney’s Office for the Middle District of Florida stated that “[t]he ongoing investigation does not directly concern, nor should it have any impact upon, the delivery of any health care service to any person.”

As previously disclosed, the board of directors formed a special committee comprised of independent directors to investigate matters raised in the investigations, in any other federal or state regulatory or enforcement inquiries, and in any private party proceedings that may commence.  The special committee retained the law firm of Davis Polk & Wardwell to advise and assist it in the conduct of the special committee’s investigation.  The special committee is cooperating fully with regulators and enforcement officials.  It will develop and recommend to the board of directors, for consideration, any remedial measures the special committee finds may be warranted.

In addition, the U.S. Securities and Exchange Commission has initiated an informal investigation and the Company is responding to subpoenas issued by the State of Connecticut Attorney General’s Office involving transactions between the Company and its affiliates and their potential impact on the costs of Connecticut’s Medicaid program.  The Company has communicated with regulators in states in which the Company’s HMO and insurance operating subsidiaries are domiciled regarding the investigations.

The Company is cooperating with federal and state regulators and enforcement officials in these matters.  It does not know whether, or the extent to which, any pending investigations might lead to the payment of fines or penalties, operating restrictions or impacts on the Company’s historical financial statements.

Also as previously disclosed on November 2, 2007 and on March 3, 2008, until the independent investigation conducted by the special committee is complete or substantially complete, the Company, in addition to having been unable to file its Form 10-Q for the quarter ended September 30, 2007 or its Form 10-K for the year ended December 31, 2007, will not be in a position to file its Form 10-Q for the quarter ended March 31, 2008 by the required filing date or on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25.  As a result of the delay in its filing of its Form 10-K for the year ended December 31, 2007, the Company expects to be subject to the New York Stock Exchange’s late filing procedures as they pertain to annual reports.

Although the Company is unable to file its Form 10-Q for the quarter ended March 31, 2008 on a timely basis, it anticipates that it will experience significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in such report when ultimately filed.  Further, at this time, the Company cannot provide a reasonable estimate of its results because it has been unable to finalize its financial statements for the quarter.  However, the Company’s results of the first quarter of 2008 are expected to reflect significant changes from the prior year quarter.

As reflected in the following table, which is organized by segment and line of business, the Company’s total membership as of March 31, 2008 has increased from the prior year period.

	March 31, 2008	March 31, 2007
Medicaid
TANF	947,000	864,000
S-CHIP	187,000	206,000
SSI	71,000	70,000
FHP	28,000	31,000
	1,233,000	1,171,000

Medicare
MA	204,000	131,000
PDP	1,009,000	970,000
	1,213,000	1,101,000

Total	2,446,000	2,272,000

The increase in the Company’s total membership from the prior year period will cause increases in the Company’s premium revenues and medical and other expenses.  Although the Company currently anticipates that its revenues for the first quarter of 2008 will be significantly higher than in the same period for 2007, it also anticipates that its net income will be substantially lower and that it may incur a net loss in the first quarter of 2008 in large part resulting from the following two significant factors:

•
The increase in medical benefits expense is anticipated to outpace the increase in revenue in the first quarter of 2008 compared to the prior year period due to a widening of the CMS-sponsored Medicare Part D risk corridors in 2008, which had the effect of increasing the medical expenses incurred by the Part D product in the first quarter of 2008 as well as increasing the seasonality of medical expenses associated with the Part D product; and

•
Administrative expenses associated with the government and special committee investigations, including legal fees, consulting fees, employee recruitment and retention costs, and similar expenses are anticipated to be approximately $32 million in the first quarter of 2008 compared to $0 in the prior year period.

In addition to the anticipated significant changes noted above, there may be other significant changes in its results of operations that have not yet been identified as of the date of this report when the Company subsequently files its Form 10-Q for the quarter ended March 31, 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas F. O’Neil III	813	206-1378
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No☑
• Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 • Annual Report on Form 10-K for the year ended December 31, 2007
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐
Please see Part III above.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Part III above.

WellCare Health Plans, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2008	By	/s/ Heath Schiesser
Heath Schiesser President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).